

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

March 13, 2018

Arthur T. Smith
President and Chief Executive Officer
Berry Petroleum Corporation
5201 Truxtun Ave.
Bakersfield, CA 93309

> **Re: Berry Petroleum Corporation**
> **Draft Registration Statement on Form S-1**
> **Submitted February 14, 2018**
> **CIK No. 0001705873**

Dear Mr. Smith:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

2. Your registration appears to indicate that you intend to conduct a firm commitment underwritten offering. In your next amendment, please include the names of the lead underwriters.

Prospectus Summary, page 1

Our Company, page 1

3.   In the first paragraph, you disclose that you "target onshore, low-cost, low-risk, oil-rich basins" such as the San Joaquin and Unita Basins, and you continue below in the second full paragraph to disclose that you focus on drilling conventional, shallow reservoirs, the drilling and completion of which are "low-cost in contrast to modern unconventional resource plays." Please balance the disclosure of your focus and strategy here and throughout your prospectus with your assets in the Piceance Basin, which appears a tight gas deposit that appears to have much higher costs than your San Joaquin assets, per the average estimated drilling and completion costs disclosed under "Our Development Opportunities" on page 4. We note the Piceance basin is disclosed on page 3 as 21% your total proved reserves and appears 42% of your total proved undeveloped reserves.

4.   We note you disclose various metrics, such as:

- "PDP Production by Year (M/Boe/d) and PDP Decline Rates" on page 4;
- "PUD/PDP Operating Expenses ($/Boe)" on page 6; and
- Your identified drilling locations associated with proved undeveloped reserves with "projected average single-well rates of return of approximately 40%" on page 8.

These metrics appear based on the assumptions, calculations and cost structure used in preparing your November 30, 2017 reserve report. Please summarize such assumptions, etc., and/or provide an appropriate cross reference to the location in the reserve report such information is disclosed.

Our Capital Budget, page 7

5.   We note your disclosure that you intend to employ one additional drilling rig assigned to "certain projects." Please explain what such projects entail, or cross-reference to the appropriate disclosure of such information.

Risk Factors, page 24

6.   Please include a risk factor addressing the impact of the exclusive forum provision in your certificate of incorporation on stockholders.

Risks Related to the Offering and our Capital Stock, page 37

Future sales of our common stock in the public market . . . page 39

7.   We note your disclosure that you have entered into a registration rights agreement with certain stockholders pursuant to which the stockholders have rights to demand the filing of a registration statement. Please expand this risk factor and/or expand the cross referenced disclosure under "Description of Capital Stock –Registration Rights" on page 143 to quantify the number of securities subject to such registration rights.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 60

Preferred Stock, page 61

8.   Please disclose the conversion rate for your Series A Preferred Stock.

Business, page 92

Reserves Evaluation and Review Process, page 112

9.   Expand the disclosure relating to the internal controls used in your reserves estimation effort to include the qualifications of the technical person(s) of DeGolyer and MacNaughton primarily responsible for overseeing the preparation of the reserves estimates presented in the Registration Statement. Refer to the disclosure requirements of Item 1202(a)(7) of Regulation S-K.

Production and Operating Data, page 114

10.   Expand the tabular disclosure of production presented as average daily rates to provide this information as annual volumes by final product sold. Refer to the disclosure requirements of Item 1204(a) of Regulation S-K.

Acreage, page 117

11.   Tell us if the tabular presentation of your acreage includes the undrilled portion of acreage held by production as undeveloped. If not, please revise your disclosure to include such acreage as undeveloped to comply with the disclosure requirements of Item 1208(b) of Regulation S-K.

Management, page 129

Board of Directors, page 130

12.   Please revise the biographical sketch for directorVoiland to reflect his business experience during the most recent five years. In this regard, please clarify his employment since 2008, including the name and principal business under which he has operated as a management consultant. See Item 401(e) of Regulation S-K.

Exhibit 99.1

13.   The reserve report does not appear to include certain disclosures required by Item 1202(a)(8) of Regulation S-K. Please obtain and file a revised reserve report to include the following information:

- The purpose for which the report was prepared (e.g. for inclusion as an exhibit in a filing made with the U.S. Securities and Exchange Commission (SEC) (Item 1202(a)(8)(i)).

- The date on which the report was completed (Item 1202(a)(8)(ii)).

14.   The reserves report refers to additional supplemental information, e.g. "the appendix bound with this report includes (1) summary projections of proved reserves and revenue by reserves category, (2) summary projections of proved reserves and revenue by state, asset, and reserves category, (3) summary projections of proved reserves and revenue by asset, district, and reserves category, and (4) tabulations of proved reserves and revenue by asset, district, unit-lease/field, reserves category, and case name" that is not included in the report. Please obtain and file a revised report to include the referenced supplemental information. Alternatively, remove these references if you do not intend to include this supplemental information.

You may contact Joseph Klinko, Staff Accountant, at (202) 551-3824 or Lily Dang, Staff Accountant, at 202-551-3867 if you have questions regarding comments on the financial statements and related matters. You may contact John Hodgin, Petroleum Engineer, at (202) 551-3699 with questions about engineering comments. Please contact Irene Barberena-Meissner, Staff Attorney, at (202) 551-6548 or Kevin Dougherty, Staff Attorney, at (202) 551-3271 with any questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director
Office of Natural Resources

cc: Douglas E. McWilliams, Esq.
       Vinson & Elkins LLP